Filed by Property Solutions Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company:

Property Solutions Acquisition Corp. (SEC File No.: 001-39395)

Date: March 31, 2021

FARADAY FUTURE NAMES GLOBAL POST-CLOSING BOARD OF DIRECTORS FOLLOWING THE RECENT SIGNING OF ITS MERGER AGREEMENT WITH PROPERTY SOLUTIONS ACQUISITION CORP (PSAC)

•	New Board to be comprised of a diverse group of industry experts in the technology, automotive, finance, regulatory and government, transportation, and energy sectors
•	Board to include FF Global CEO Carsten Breitfeld, current FF Board member Brian Krolicki, Matthias Aydt, Christine Harada, Lee Liu, Sue Swenson, Jordan Vogel, Scott Vogel, and Bob Ye

LOS ANGELES, MARCH 31, 2021 – Faraday Future (“FF”), a California-headquartered global shared intelligent mobility ecosystem company, announced today that a newly comprised nine-member Board of Directors will be appointed for FF upon the finalization of the business combination between FF and Property Solutions Acquisition Corp. (“PSAC”) (NASDAQ: PSAC). The transaction is expected to close in Q2 of 2021, with FF’s stock trading on the Nasdaq under the ticker symbol “FFIE.” This transaction validates FF’s vision to create a mobility ecosystem built upon innovations in technology and products. FF’s flagship electric vehicle (“EV”) – FF 91 – is planned to be launched within 12 months of the closing of the merger.

The Board members’ combined years of corporate and public experience will help guide FF in achieving its vision of creating leading-edge products and technologies for the marketplace. Each member brings critical outside perspective, new creative ideas, and a wealth of industry knowledge to help the company achieve its mission and strategic goals.

“We are honored that this esteemed group of diverse leaders has joined FF in this pivotal period and transition to a publicly traded company,” said Carsten Breitfeld, Global CEO of FF. “Our new Board members will provide valuable experience and leadership and help guide us as we ready our operations and build up to our FF 91 launch.”

As the only next-gen intelligent internet EV product, FF 91 will deliver to its users a unique intelligent Internet electric mobility experience with a combination of extreme technology, ultimate user-experience, and a holistic ecosystem. Featuring an industry-leading 1,050 horsepower, and a 130-kWh battery with submerged liquid cooling technology, FF 91 achieves 0-60 mph in less than 2.4 seconds.

Combined with a unique rear-seat intelligent Internet system, FF 91 delivers internet connectivity at high speed via its super mobile AP, achieves the industry's largest reclining seat angle of 60 degrees through its zero-gravity seats, and provides a revolutionary user experience designed to create a mobile, connected, intelligent, and luxurious third Internet living space and user mobility ecosystem platform.

Users can reserve an FF 91 now at: https://www.ff.com/us/reserve

FF’s global Board of Directors to include:

Matthias Aydt – Matthias Aydt currently heads the Product Definition and Business Development group at FF. Prior to FF, he spent several years abroad in China and Germany with automotive companies such as Porsche and OEM suppliers, leading teams within Project Management and Vehicle Engineering. Matthias has over 15 registered patents.

Dr. Carsten Breitfeld – Carsten Breitfeld is the Global CEO of FF and a world-renowned expert in electric mobility with a PhD in mechanical engineering. Before joining FF in September 2019, he co-founded and served as Chairman and CEO of BYTON, a Chinese electric car startup. Prior to that, he spent 20 years at BMW in various roles, including Group Vice President and Head of the i8 vehicle program, which gave birth to the game-changing i8 luxury plug-in hybrid model.

Christine Harada – Christine Harada has over 25 years of experience leading government and management consulting organizations. Currently, Christine is a Partner at Ridge-Lane Limited Partners. She also serves as independent director at Rekor Solutions (Nasdaq: REKR) and sits on the board of Millennium Institute and U.S. Green Building Council of Los Angeles. Harada served as president of i(x) Investments, an investment holding company that invests in the critical areas of human needs including renewable energy. She was appointed and served as Federal Chief Sustainability Officer under President Obama. Prior to that role, Christine was the Acting Chief of Staff of the U.S. General Services Administration, and served as Associate Administrator, Government-wide Policy and Chief Acquisition Officer. Christine’s private sector experience includes 10 years in management consulting at the Boston Consulting Group and Booz Allen Hamilton.

Brian Krolicki – Brian Krolicki is a veteran of the private banking industry and a master of municipal finance. He began his career on Wall Street, working with high-profile firms such as Smith Barney and Bankers Trust Company. His 24-year career in public service included four sweeping election victories to the Nevada Constitutional Offices of Lieutenant Governor and State Treasurer. While serving as Nevada’s Treasurer, Brian was elected as President of the National Association of State Treasurers (NAST), and founded the NAST Committee on Corporate Governance. He served as chairman of the NAST Foundation, which promotes financial literacy and education throughout the nation. Brian is currently an independent member of the FF Board of Directors, and also serves on the Boards of Vislink Technologies, Inc. and Nevada Nanotech Systems.

Lee Liu – Lee Liu is a seasoned tech and internet executive and a human resources expert. Currently, Lee serves as founder and CEO of the King Maker Company (KMC) and Chairman of China Intelligent Management Association (CIMA), a national society focusing on human resource development. Prior to forming KMC and CIMA, he was the Senior Vice President of Human Resources at Baidu Inc., and the Chairman of Baidu Cloud Business. Prior to joining Baidu, Lee served a variety of management roles in Motorola Inc. across regions and countries, including the Vice President of Global Human Resources.

Sue Swenson – Sue Swenson brings considerable experience leading global tech companies such as PacTel Cellular, T-Mobile, Leap Wireless, Sage Software, Antrinsic, Inc., Amp’d Mobile, Inc., and Cellular One. Her public board experience includes Vislink Technologies, Inc., Harmonic, Inc., Sonim Technologies, Wells Fargo, Inseego Corp. and others. She is the former chair and member of the First Responder Network Authority through the US Department of Commerce, which covers all 56 states, territories, and commonwealths.

Jordan Vogel – Jordan Vogel has been actively investing in and managing residential real estate in New York City since 2001. As Co-Founder and Managing Member of Benchmark Real Estate Group, LLC, Jordan oversees all acquisitions for the firm since the firm was established in 2009. Prior to co-founding Benchmark, he worked at SG2 Properties, LLC, heading their acquisitions group. Prior to SG2, Jordan worked at William Moses Co., Inc., an owner-operator of luxury apartments in Manhattan. He was responsible for asset management and the day-to-day operation of the company’s portfolio. Jordan is the Chairman and Co-CEO of Property Solutions Acquisition Corp. and Property Solutions Acquisition Corp. II.

Scott Vogel – Scott Vogel is managing member of Vogel Partners, LLC, a private investment and advisory firm. Before establishing his own firm, Scott served for 14 years as managing director at Davidson Kempner Capital Management. He also worked at MPF Investors as well as the investment banking group at Chase Securities, Inc. Scott has served on numerous public boards over the course of his career.

Bob Ye – Bob Ye is currently responsible for Business Development and Capital related activities for Asia and China FF. Prior to FF, he spent over 12 years in product management in the consumer electronics industry and has global management experience in EU/US/CN markets. He also served as President of LeEco US and Country MD in Huawei EU. Bob is also a former Board member at FF.

ABOUT FARADAY FUTURE

Established in May 2014, Faraday Future (FF) is a global shared intelligent mobility ecosystem company, headquartered in Los Angeles, California. FF's vision is to create a shared intelligent mobility ecosystem that empowers everyone to move, connect, breathe, and live freely.

FF aims to perpetually improve the way people move by creating a forward-thinking mobility ecosystem that integrates clean energy, AI, the Internet and new usership models. With the FF 91, FF has envisioned a vehicle that redefines transportation, mobility, and connectivity, creating a true “third Internet living space,” complementing users’ home and smartphone Internet experience.

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ABOUT PROPERTY SOLUTIONS ACQUISITION CORP.

Property Solutions Acquisition Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, stock purchase or similar business combination with one or more differentiated businesses. The company is managed by Co-CEO’s Jordan Vogel and Aaron Feldman. Property Solutions I is a $230 million SPAC formed in July 2020 and is traded on the NASDAQ under the ticker symbol “PSAC”.

IMPORTANT INFORMATION AND WHERE TO FIND IT

This press release relates to a proposed transaction between PSAC and FF. PSAC intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement and prospectus of PSAC and a consent solicitation statement with respect to FF. The proxy statement/consent solicitation statement/prospectus will be mailed to stockholders of PSAC as of a record date to be established for voting on the proposed business combination. PSAC also will file other relevant documents from time to time regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF PSAC ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED BY PSAC FROM TIME TO TIME WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and other documents containing important information about PSAC and FF once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Copies of the documents filed with the SEC by PSAC when and if available, can also be obtained free of charge by directing a written request to Property Solutions Acquisition Corp., 654 Madison Avenue, Suite 1009, New York, New York 10065.

PARTICIPANTS IN THE SOLICITATION

PSAC and FF and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of PSAC’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of PSAC’s directors and officers in PSAC’s filings with the SEC, including PSAC’s Quarterly Report on Form 10-Q for the period ended September 30, 2020, which was filed with the SEC on November 13, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to PSAC’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/consent solicitation statement/prospectus for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the proxy statement/consent solicitation statement/prospectus that PSAC intends to file with the SEC.

NO OFFER OR SOLICITATION

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

FORWARD LOOKING STATEMENTS

This press release includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside PSAC’s or FF’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by PSAC stockholders;

the ability to meet the Nasdaq’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; FF’s ability to execute on its plans to develop and market its vehicles and the timing of these development programs; FF’s estimates of the size of the markets for its vehicles; the rate and degree of market acceptance of FF’s vehicles; the success of other competing manufacturers; the performance and security of FF’s vehicles; potential litigation involving PSAC or FF; the result of future financing efforts and general economic and market conditions impacting demand for FF’s products. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and proxy statement/consent solicitation statement/prospectus discussed above and other documents filed by PSAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and neither PSAC nor FF undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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Contacts:

For Faraday Future Investors:

IR@faradayfuture.com

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